Exhibit 99.1

argenx Enters Into Agreement To Acquire Priority Review Voucher

Amsterdam, the Netherlands – November 30, 2022 – argenx SE (Euronext & Nasdaq: ARGX), a global immunology company committed to improving the lives of people suffering from severe autoimmune diseases, today announced an agreement to acquire a U.S. Food and Drug Administration (FDA) Priority Review Voucher (PRV) for $102 million. A PRV entitles the holder to FDA priority review of a single Biologics License Application (BLA), which reduces the target review period and may lead to an expedited approval.

argenx expects to redeem the PRV for a future marketing application for efgartigimod, its first-in-class neonatal Fc receptor (FcRn) blocker.

“This purchase underscores our commitment to transform the way people living with chronic, autoimmune diseases are treated. We have demonstrated proof-of-concept in four autoimmune diseases with our first-in-class FcRn blocker, efgartigimod, and are planning to be active in fifteen disease targets by 2025. With a priority review voucher available, we hope to expedite the approval process for one of our current or future indications to more quickly reach the patients who are in serious need of a new treatment option,” said Tim Van Hauwermeiren, Chief Executive Officer of argenx.

The closing of the acquisition of the PRV is subject to customary closing conditions, including clearance under the Hart-Scott Rodino (HSR) Antitrust Improvements Act.

About Efgartigimod

Efgartigimod is an antibody fragment designed to reduce pathogenic immunoglobulin G (IgG) antibodies by binding to the neonatal Fc receptor and blocking the IgG recycling process. Efgartigimod is being investigated in several autoimmune diseases known to be mediated by disease-causing IgG antibodies, including neuromuscular disorders, blood disorders, and skin blistering diseases, in both an intravenous and subcutaneous (SC) formulation. SC efgartigimod is co-formulated with recombinant human hyaluronidase PH20 (rHuPH20), Halozyme's ENHANZE® drug delivery technology.

About argenx

argenx is a global immunology company committed to improving the lives of people suffering from severe autoimmune diseases. Partnering with leading academic researchers through its Immunology Innovation Program (IIP), argenx aims to translate immunology breakthroughs into a world-class portfolio of novel antibody-based medicines. argenx developed and is commercializing the first-and-only approved neonatal Fc receptor (FcRn) blocker in the U.S., Japan and the EU. The Company is evaluating efgartigimod in multiple serious autoimmune diseases and advancing several earlier stage experimental medicines within its therapeutic franchises. For more information, visit www.argenx.com and follow us on LinkedIn, Twitter, and Instagram.

Media:

Kelsey Kirk

kkirk@argenx.com

Investors:

Beth DelGiacco

bdelgiacco@argenx.com

Forward-looking Statements

The contents of this announcement include statements that are, or may be deemed to be, forward-looking statements. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms believes, estimates, anticipates, expects, intends, may, will, or should, and include statements argenx makes concerning the closing of the acquisition of the PRV; the expected benefits of the PRV, including the timing and outcome of FDA feedback and review; its plans for current and future indications; the therapeutic potential of its product candidates; and the intended results of its strategy. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. argenx’s actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including the ability to satisfy closing conditions for the acquisition of the PRV, the occurrence of any event that could give rise to the termination of the PRV acquisition agreement and the ability to recognize the anticipated benefits of the PRV acquisition. A further list and description of these risks, uncertainties and other risks can be found in argenx’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in argenx’s most recent annual report on Form 20-F filed with the SEC as well as subsequent filings and reports filed by argenx with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. argenx undertakes no obligation publicly update or revise the information in this press release, including any forward-looking statements, except as may be required by law.